

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

Mail Stop 4561

August 18, 2009

Dr. Magid M. Abraham, Ph.D.
President and Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

Re: comScore, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 001-33520

Dear Dr. Abraham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (650) 493-6811
Robert G. Day
Wilson Sonsini Goodrich & Rosati, P.C.